SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 3, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND SEVENTY-FIRST BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met at the meeting room in the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 9:00 a.m. on September 20, 2018, at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an ordinary basis, pursuant to the caput and paragraph six of article 13 of the Bylaws.

(...)

Moving on, the Chairman of the Board of Directors, Mr. Mario Engler, invited the Advisor to the Economic-Financial and Investor Relations Office, Celina Y. Ozawa, who, together with the Manager of the Institutional Legal Counse, Elizabeth M. Tavares, the Head of Audit , Alexandre Rodrigues, the Investor Relations Manager, Angela B. Airoldi, and Management Analysts, Priscila Costa da Silva and Marialve S. Martins, presented item 2 on the agenda, “Approval of the Internal Charter of the Audit Committee”, (time: 20’), based on a chart comparing the provisions of the current Internal Charter and the proposed wording for the amendment of the Internal Charter, including the appropriate justifications, on Legal Opinion CJ 241/2018, of 09/18/2018, and on a power point presentation, all of which have been filed in the electronic folder of the meeting.  After discussion and voting, pursuant to article 14-XXVI and article 29 of the Bylaws, the Board of Directors unanimously approved the 5th version of the “Internal Charter of the Audit Committee” and revoked the Internal Charter of the Audit Committee approved at the 823 Board of Directors’ Meeting, held on 04/14/2016.

(...)

After being approved, these minutes will be signed by the members of the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Karla Bertocco Trindade, Luís Eduardo Alves de Assis, Lucas Navarro Prado, Reinaldo Guerreiro and Rogério Ceron de Oliveira.

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, September 27, 2018.

Mario Engler Pinto Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 3, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.